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FEB 24 2016

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Situs Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Concourse Parkway, Suite 3000
(No. and Street)

Atlanta (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elena Paddison 713-328-4395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200, (Address) Houston (City) TX (State) 77092 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elena Paddison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Situs Capital Management LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCES MORAN
Notary Public, State of Texas
My Commission Expires
June 24, 2017

Notary Public

Signature

Controller and Financial and Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Situs Capital Management LLC

For the Year Ended December 31, 2015

Contents

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SITUS CAPITAL MANAGEMENT, LLC

We have audited the accompanying statement of financial condition of SITUS CAPITAL MANAGEMENT, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of SITUS CAPITAL MANAGEMENT, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SITUS CAPITAL MANAGEMENT, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of SITUS CAPITAL MANAGEMENT, LLC's financial statements. Such supplemental information is the responsibility of SITUS CAPITAL MANAGEMENT, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.

Houston, TX
February 5, 2016

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

Situs Capital Management LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	269,985
Accounts Receivable		12,879
Prepaid expenses and other assets		44,723
Total assets	$	327,587

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	35,479
Due to affiliate		4,825
Total liabilities		40,304
Member's equity		287,283
Total liabilities and equity	$	327,587

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES:	
Advisory fees	$ 132,378
EXPENSES:	
Regulatory and compliance expenses	110,139
Professional fees	106,581
General and administrative	69,092
Staffing	7,089
Travel and entertainment	186
Total expenses	293,087
Net loss	$ (160,709)

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

	Member's capital	Retained Earnings	Member's equity
Balances, December 31, 2014	$ -	$ 447,992	$ 447,992
Net Loss	-	(160,709)	(160,709)
Balances, December 31, 2015	$ -	$ 287,283	$ 287,283

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (160,709)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(12,879)
Prepaid expenses and other assets	11,922
Accounts payable and accrued expenses	(195,245)
Due to affiliate	4,257
Total adjustments	(191,945)
Net cash used in operating activities	(352,655)
Net decrease in cash	(352,655)
CASH AT BEGINNING OF YEAR	622,639
CASH AT END OF YEAR	$ 269,985

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – ORGANIZATION

Situs Capital Management LLC (the "Company"), f. k. a. TFO Capital LLC, was organized in the State of Delaware in 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On May 9, 2013, Situs Holdings LLC acquired the Company from its sole member in a related party transaction for $263,964. On February 7, 2014, due to an internal reorganization, Situs Group LLC emerged as the new parent entity for the Company, whereas Situs Holdings LLC became a subsidiary of Situs Group LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2. Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions, most of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount of $250,000 per account. Amounts held in financial institutions above the federal insured limits at December 31, 2015 totaled $19,985. No losses have been experienced in these accounts and management believes there is no exposure to any significant credit risks.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

4. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its owner and taxed depending on the owner's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES – Continued

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal examinations by tax authorities for all years since inception.

5. Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

6. Advisory Fees

Advisory fees are recorded as income when earned under the terms of each financial advisory agreement.

7. Subsequent Events

The Company has evaluated subsequent events through February 5, 2016, which is the date the financial statements were available to be issued.

NOTE C – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2015, the Company had net capital of $229,680, which was $224,680 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2015, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Company entered into an office expense sharing and services agreements with SitusCo LLC and Situs Real LLC ("Situs affiliates"), entities related through common ownership. The Company paid office expense sharing fees totaling $64,780 to Situs affiliates for the year ended December 31, 2015, which is included in general and administrative expenses in the accompanying statement of operations. The Company paid $2,301 and accrued $4,788 fees for professional services, which is included in staffing expense in the accompanying statement of operations.

NOTE E – CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR DECEMBER 31, 2015

Situs Capital Management LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2015

Total member's equity from the statement of financial condition	$	287,283
Deductions and/or charges - nonallowable assets		
Prepaid expenses and other assets		(57,602)
Net capital before haircuts		229,680
Haircuts on securities positions		-
Net capital		229,680
Net capital requirement (6-2/3% of aggregate indebtedness of $40,304 or $5,000, whichever is greater)		5,000
Excess net capital	$	224,680
Aggregate indebtedness		
Accounts payable and accrued expenses		35,479
Due to affiliate		4,825
Total aggregate indebtedness	$	40,304
Ratio of aggregate indebtedness to net capital		18%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015 filed by the Company with the Financial Industry Regulatory Authority on February 1, 2016.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2015

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Situs Capital Management LLC

EXEMPTION REPORT
For the year ended December 31, 2015

I, as a member of management of Situs Capital Management, LLC (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

I, Elena Paddison, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Elena Paddison

Title: Controller and Financial and Operations Principal

Date: 2.05.2016

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SITUS CAPITAL MANAGEMENT, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SITUS CAPITAL MANAGEMENT, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

EEPB, P.C.

Houston, TX
February 5, 2016

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International